CERTIFICATE OF AMENDMENT
TO THE
RESTATED
CERTIFICATE OF INCORPORATION
OF
SEQUENTIAL BRANDS GROUP, INC.

The undersigned, Colin Dyne, Chief Executive Officer of Sequential Brands Group, Inc. (the “Corporation”), a corporation organized and existing by virtue of the General Corporation Law (the “GCL”) of the State of Delaware, does hereby certify pursuant to Section 103 of the GCL as to the following:

1. The name of the Corporation is Sequential Brands Group, Inc. The original name of the Corporation is Philco Financial Management Corp., and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 29, 1982.

2. The terms and provisions of this Certificate of Amendment (i) have been approved by the Board of Directors of the Corporation in a resolution setting forth and declaring advisable the amendment contained herein and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. Article fourth, paragraph A, of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated as follows:

“A. Capital Stock: The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 160,000,000 shares, of which 150,000,000 shares shall be classified as common stock, $0.001 par value per share (“Common Stock”), and 10,000,000 shares shall be classified as preferred stock, $0.001 par value per share (“Preferred Stock”). Effective as of 6:00 a.m. Eastern Standard Time on Tuesday, September 11th, 2012 (the “Effective Time”), each share of Common Stock of the Corporation issued and outstanding or held as treasury shares at the Effective Time (the “Old Common Stock”) shall automatically be reclassified and continued (the “Reverse Split”), without any action on the part of the holder thereof, as one-fifteenth of one share of Common Stock. No fractional shares will be issued for any fractional share interest created by the Reverse Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests, upon receipt by the Corporation's transfer agent of the stockholder's properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stockholder's Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (i) the closing sale price of the Corporation’s common stock on September 10, 2012 by (ii) the number of shares of the Corporation’s common stock held by the stockholder that would otherwise have been exchanged for the fractional share interest. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

The Corporation’s authorized shares of Common Stock, each having a par value of $0.001 per share, shall not be changed. The Corporation’s stated capital shall be reduced by an amount equal to the aggregate par value of the shares of Common Stock issued prior to the effectiveness of this Certificate of Amendment which, as a result of the Reverse Split provided for herein, are no longer issued shares of Common Stock.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Amended and Restated Certificate of Incorporation as of the 7th day of September, 2012.

/s/ Colin Dyne

Colin Dyne, Chief Executive Officer